FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1.

Identity of Company

1.1

Name and Address of Company

Paramount Energy Trust (the "Trust")
Suite 500, 630 – 4th Avenue S.W.
Calgary, Alberta  T2P 0J9

1.2

Executive Officer

The name of the executive officer of Paramount Energy Operating Corp., attorney-in-fact of the Trust and agent of Computershare Trust Company of Canada, who is knowledgeable about the significant acquisition and this Business Acquisition Report ("Report") is Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer and his business telephone number is (403) 269-4400.

Item 2.

Details of Acquisition

2.1

Nature of Business Acquired

On May 17, 2005, the Trust completed an acquisition of certain natural gas properties and related assets in northeast Alberta (the "Northeast Alberta Assets") for total consideration of $290 million, less closing adjustments to the effective date of January 1, 2005 (the "Acquisition").

The Northeast Alberta Assets are located in close proximity to the Trust's northeast Alberta core areas, but well outside the defined boundaries of the Alberta Energy and Utilities Board ("AEUB") gas over bitumen area of concern.  The Northeast Alberta Assets are an excellent fit with the Trust's existing operations and will be managed from the Trust's Athabasca field office.

The Northeast Alberta Assets are 100% natural gas with average daily production of approximately 48 mmcf/d (8,000 boe/d).  The natural gas reserves attributable to the Northeast Alberta Assets were assigned 131.7 bcf (22 mmboe) of Proved plus Probable Reserves as evaluated by AJM Petroleum Consultants as at January 1, 2005.  The Trust's internal evaluation of the Northeast Alberta Assets assigned 103.8 bcf of Proved plus Probable Reserves as at January 1, 2005.  The Trust has a working interest of approximately 72% in the Northeast Alberta Assets and operatorship in excess of 75%.

2

As a result of the Acquisition, the Trust's daily production of 122 MMcf/d prior to the Acquisition increased by 40% to 170 MMcf/d and proved plus probable reserves increased by 44% to 337 Bcf.  The Acquisition is expected to result in an increase of approximately 19% to the Trust's estimated cash flow per trust unit ("Trust Unit") on a pro forma basis for the second half of 2005.  In addition, the Acquisition is 22% accretive to production per Trust Unit prior to completion of the Acquisition and 26% accretive to reserves per Trust Unit as at January 1, 2005.

A more detailed description of the nature of the Northeast Alberta Assets is contained under the section titled "Information Concerning the northeast Alberta Assets on pages 18 to 26 of the Trust's short form prospectus dated April 8, 2005 (the "Prospectus"), which section of the Prospectus is incorporated by reference in this Report.

2.2

Date of Acquisition

May 17, 2005, effective January 1, 2005.

2.3

Consideration

The total consideration for the Acquisition was approximately $290 million in cash, before closing adjustments. The Trust financed the Acquisition with the net proceeds from a $260 million bought deal financing with a syndicate of underwriters completed on April 26, 2005 (the "Bought Deal Financing") and available credit facilities.

The Bought Deal Financing consisted of an offering of a total of 9,500,000 subscription receipts issued at a price of $16.85 per subscription receipt for gross proceeds of $160,075,000 and $100 million principal amount of 6.25% convertible extendible unsecured subordinated debentures with a conversion price of $19.35 per Trust Unit.

A more detailed description of the Bought Deal Financing is contained under the section titled "Details of the Offerings" beginning on page 32 of the Prospectus, which section of the Prospectus is incorporated by reference in this Report.

2.4

Effect on Financial Position

A detailed description of the effect on the Trust's financial position is contained under the section titled "Effect of the Northeast Alberta Acquisition and Transactions on the Trust" on pages 26 and 27 of the Prospectus, which section of the Prospectus is incorporated by reference in this Report.

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

2.5

Prior Valuations

Not applicable.

3

2.6

Parties to Transaction

Not applicable.

2.7

Date of Report

June 26, 2006.

Item 3.

Financial Statements

The unaudited pro forma consolidated financial statements of the Trust are attached as Schedule "A" to this Report.  The audited financial information for the year ended December 31, 2004 and the most recent interim comparative financial information for the Northeast Alberta Assets are attached as Schedule "B" to this Report.

SCHEDULE "A"
UNAUDITED PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

Compilation Report

To the Trustee of Paramount Energy Trust

We have read the accompanying unaudited pro forma combined balance sheet of Paramount Energy Trust (the "Trust") as at December 31, 2004 and the unaudited pro forma combined statement of earnings for the year ended December 31, 2004, and have performed the following procedures:

1.

Compared the figures in the column captioned "Paramount Energy Trust" to the amended audited consolidated financial statements of the Trust as at December 31, 2004 for the year then ended, and found them to be in agreement.

2.

Compared the figures in the columns captioned "Cavell Energy Corp." to the unaudited interim consolidated financial statements of Cavell Energy Corporation as at March 31, 2004 and for the three months then ended, and found them to be in agreement.

3.

Compared the figures for petroleum and natural gas revenue, royalties and operating expenses in the column captioned "Athabasca Assets" to the Schedule of Revenues, Royalties and Operating Expenses for the Athabasca Assets for the three months ended March 31, 2004 (unaudited), and found them to be in agreement.

4.

Compared the figures for petroleum and natural gas revenue, royalties and operating expenses in the column captioned "Northeast Alberta Assets" to the Schedule of Revenues, Royalties and Operating Expenses for the Northeast Alberta Assets for the year ended December 31, 2004, and found them to be in agreement.

5.

Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a)

The basis for determination of the pro forma adjustments; and

(b)

Whether the pro forma combined financial statements comply as to form in all material respects with the securities regulations of various provinces.

The officials:

(c)

described to us the basis for determination of the pro forma adjustments, and

(d)

stated that the pro forma combined financial statements comply as to form in all material respects with the securities regulations of various provinces.

6.

Read the notes to the pro forma combined financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Paramount Energy Trust", "Cavell Energy Corporation", "Athabasca Assets" and "Northeast Alberta Assets" as at December 31, 2004, and for the year then ended, and found the amounts in the column captioned "Pro Forma Combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

“Signed”

KPMG LLP

Chartered Accountants

Calgary, Canada

June 23, 2006

Comments for United States readers on differences between Canadian and United States reporting standards

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada.  To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope that the review we have conducted.  Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

“Signed”

KPMG LLP

Chartered Accountants

Calgary, Canada

June 23, 2006

Paramount Energy Trust

Pro Forma Combined Balance Sheet
As at December 31, 2004
(unaudited)

	Paramount Energy Trust	Northeast Alberta Assets	Pro Forma Adjustments	Pro Forma Combined
($ thousands)	(restated, note 2)

Assets
Current Assets
Accounts Receivable	$ 32,128	$ -	$ -	$ 32,128
Property, Plan and Equipment	494,885	304,687	-	799,572
Goodwill	29,698		-	29,698
	$ 556,711	$ 304,687	-	$ 861,398

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 21,674	$ -		$ 21,674
Distributions Payable	13,065	-		13,065
Bank and Other Debt	171,698	290,000	(247,771)	213,927
	206,437	290,000	(247,771)	248,666

Gas over Bitumen Royalty Adjustments	11,200	-	-	11,200
Asset Retirement Obligations	34,116	14,687	-	48,803
Convertible Debentures	38,419	-	96,000	134,419
Future Income Taxes	2,088	-	-	2,088

Unitholders' Equity
Unitholders' Capital	495,862	-	151,771	647,633
Contributed Surplus	4,536	-	-	4,536
Equity Adjustments	(16,172)	-	-	(16,172)
Accumulated Earnings	24,741	-	-	24,741
Accumulated Distributions	(244,516)	-	-	(244,516)
	264,451	-	151,771	416,222
	$ 556,711	$304,687	$ -	$ 861,398

See Accompanying Notes

Paramount Energy Trust

Pro Forma Combined Statement of Earnings
As at December 31, 2004
(unaudited)

	Paramount Energy Trust	Cavell Energy Corp.	Athabasca Assets	Northeast Alberta Assets	Pro Forma Adjustments	Pro Forma Combined
	Year Ended December 31, 2004	Three Months Ended March 31, 2004	Three Months Ended March 31, 2004	Year Ended December 31, 2004
($ thousands except per unit amounts)	(restated, Note 2)

Revenue
Petroleum and Natural Gas	$ 239,957	$ 10,750	$ 27,738	$ 134,521	$ 51,843	$ 464,809
Royalties	(41,661)	(2,741)	(5,987)	(27,350)	(10,784)	(88,523)
	198,296	8,009	21,751	107,171	41,059	376,286

Expenses
Operating	38,818	1,828	4,321	22,400	5,578	72,945
Transportation Costs	9,782	-	-	5,237	3,619	18,638
Exploration Expenses	2,867	-	107	-	3,465	6,439
General and Administrative	7,119	694	-	-	1,666	9,479
Trust Unit Compensation	2,374	-	-	-	-	2,374
Gas over Bitumen Costs	1,160	-	-	-	-	1,160
Interest on Bank and Other Debt	4,817	237	-	-	3,453	8,507
Interest on Convertible Debentures	1,410	-	-	-	7,073	8,483
Writedown of Property, Plan and Equipment	65,384	-	-	-	-	65,384
Depletion, Depreciation and Accretion	108,867	3,666	-	-	78,443	190,976
	242,598	6,425	4,428	27,637	103,297	384,385

Earnings (Loss) Before Income Taxes	(44,302)	1,584	17,323	79,534	(62,238)	(8,099)

Capital Taxes	852	460	-	-	(460)	852
Future Income Tax Expense (Reduction)	(27,610)	337	-	-	(2,752)	(30,025)
	(26,758)	797	-	-	(3,212)	(29,173)
Net Earnings (Loss)	$ (17,544)	$ 787	$ 17,323	$ 79,534	$ (59,026)	$ 21,074

Earnings Per Trust Unit (Note 7(f))
Basic						$ 0.28
Diluted						$ 0.28

See Accompanying Notes

PARAMOUNT ENERGY TRUST

Notes to Pro Forma Combined Financial Statements

(unaudited)

1.

BASIS OF REPRESENTATION

The accompanying pro forma combined financial statements (the "Pro Forma Statements") of Paramount Energy Trust ("PET" or the "Trust") have been prepared for inclusion in the short form prospectus of the Trust dated March 28, 2005. The Pro Forma Statements give effect to the acquisition of Cavell Energy Corporation ("Cavell") by PET effective July 16, 2004, the acquisition by PET effective August 17, 2004 of certain natural gas assets in Northeast Alberta (the "Athabasca Assets"), the sale of the Southeast Saskatchewan oil properties acquired through the Cavell acquisition effective July 16, 2004, the proposed acquisition of certain natural gas assets in the Teepee, Marten Hills, Cherpeta and Darwin areas of Northeast Alberta (the "Northeast Alberta Assets"), and the current proposed offering.

The Pro Forma Statements have been prepared from and should be read in conjunction with the amended audited consolidated financial statements of PET as at December 31, 2004 and for the year then ended.

In the opinion of management of PET, these Pro Forma Statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in the 2004 amended audited consolidated financial statements of PET, including the application of successful efforts accounting for petroleum and natural gas operations.

The Pro Forma Statements are not necessarily indicative of the results of operations that would have occurred for the year ended December 31, 2004 or for future years.

On May 26, 2004 PET agreed to purchase all of the issued and outstanding common shares of Cavell for $2.40 per share (the "Purchase Price") plus the assumption of approximately $40 million of net debt at closing including transaction costs and costs to terminate Cavell stock options. PET acquired all of the issued and outstanding common shares of Cavell (the "Cavell Shares"), by way of a plan of arrangement (the "Arrangement") approved by the Court of Queens Bench of Alberta in an Order issued July 6, 2004, involving Cavell, the shareholders of Cavell ("Cavell Shareholders"), PET, Paramount Operating Trust ("POT") and certain affiliated entities. The aggregate consideration paid was $30 million cash and 6,931,633 Trust Units.

On August, 2004 PET acquired all of the units of a partnership (the "Athabasca Production Partnership") holding certain natural gas assets in the Craigend, Panny, Peter Lake and Wabasca areas of Northeast Alberta (the "Athabasca Assets") for total consideration of $208.3 million in cash prior to any purchase price adjustments.

On March 23, 2005 PET announced that it had entered into a definitive agreement to indirectly acquire all of the common shares of 3099249 Nova Scotia Company which will hold directly or indirectly, the Northeast Alberta Assets, for total consideration of $290.0 million in cash prior to any purchase price adjustments.

On March 23, 2005, PET also announced that it had entered into a bought deal financing (the "Offering") agreement with a syndicate of underwriters to issue 9.5 million subscription receipts ("Subscription Receipts") at $16.85 per Subscription Receipt (gross proceeds of $160,075,000; $152,071,250 net of issue costs) and a principal amount of $100 million of Convertible Extendible Subordinated Debentures (the "Debentures") (gross proceeds of $100,000,000; $96,000,000 net of issue costs). Each Subscription Receipt entitles the holder to receive, without payment of additional consideration, one Trust Unit upon closing of the acquisition of the Northeast Alberta Assets. The Debentures will have a face value of $1,000, a coupon of 6.25%, have an initial maturity date of June 30, 2005 and a final maturity date of June 30, 2010 and will be convertible into Trust Units of PET at a price of $19.35 per Trust Unit. The Debentures will pay interest semi-annually on June 30 and December 31.

The unaudited pro forma combined balance sheet as at December 31, 2004 has been prepared from the amended audited balance sheet of the Trust as at December 31, 2004. The unaudited pro forma combined statement of earnings for the year ended December 31, 2004 has been prepared from:

•

The amended audited consolidated statement of earnings of the Trust for the year ended December 31, 2004;

•

The unaudited statement of earnings of Cavell for the three months ended March 31, 2004;

•

The unaudited schedule of revenue, royalties and operating expenses of the Athabasca Assets for the three months ended March 31, 2004;

•

The unaudited accounting information of Cavell and the Athabasca Assets for the periods from April 1, 2004 to July 15, 2004 and August 16, 2004, respectively; and

•

The audited schedule of revenue, royalties and operating expenses of the Northeast Alberta Assets for the year ended December 31, 2004.

2.

AMENDMENT OF 2004 CONSOLIDATED FINANCIAL STATEMENTS

 The Trust’s consolidated financial statements as at and for year ended December 31, 2004 have been restated to reflect the use of the binomial lattice option pricing model to value unit incentives. PET believes the binomial lattice model provides a more accurate valuation of the unit incentives.  The Trust had previously used the intrinsic value method of accounting for unit incentives. The related impact on 2004 as a result of this change is as follows:

Balance sheet	As previously reported December 31, 2004	Change	As restated December 31, 2004
Unitholders’ capital	$ 496,192	$ (330)	$ 495,862
Contributed surplus	6,929	(2,393)	4,536
Accumulated earnings	22,120	2,621	24,741

Statement of Earnings	Year ended December 31, 2004
Net loss – as previously reported	$ (20,663)
Less: reduction in Trust Unit-based compensation expense	(3,119)
Net loss – as restated	$ (17,544)

Net loss per Trust Unit, basic and diluted – as previously reported	$ (0.38)
Net loss per Trust Unit, basic and diluted – as restated	$ (0.32)

A reconciliation of contributed surplus resulting from adoption is provided below:

Balance, as at January 1, 2004, as previously reported	$ 2,740
Adoption of change in accounting policy	396
Balance, as at January 1, 2004, as restated	3,136
Trust Unit-based compensation expense, as previously reported	5,493
Reduction in Trust Unit-based compensation expense	(3,119)
Trust Unit compensation, as restated	2,374
Transfer to share capital on exercise of incentive rights	(974)
Balance, as at December 31, 2004	$ 4,536

PET used the Binomial Lattice option-pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

	Year of Grant
	2004	2003
Distribution yield	2.7 – 3.3%	3.2 – 4.1%
Expected volatility	20.0%	21.0%
Risk-free interest rate	3.24 - 3.99%	3.74 - 3.96%
Expected life of Rights (years)	3.75	3.75
Vesting period of Rights (years)	4.0	4.0
Contractual life of Rights (years)	5.0	5.0
Weighted average fair value per option on the grant date	$1.80	$5.97

3.

ACQUISITION OF CAVELL

On May 26, 2004 PET entered into an agreement to acquire Cavell based on the Arrangement. The Arrangement was concluded on July 16, 2004. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED

($000's)
Land	$ 13,000
Goodwill	29,698
Property, plant and equipment	143,822
Working capital deficiency	(5,572)
Bank debt	(28,729)
Asset retirement obligations	(5,847)
Future income taxes	(29,698)
116,674

CONSIDERATION
Acquisition costs	$ 8,000
Cash	30,000
Trust units issued (6,931,633)	78,674
$ 116,674

On August 24, 2004, PET disposed of the Southeast Saskatchewan oil properties acquired through the Cavell acquisition for $32.75 million in cash.

4.

ACQUISITION OF ATHABASCA ASSETS

On July 20, 2004 PET entered into an agreement to acquire the Athabasca Assets. The acquisition was concluded on August 17, 2004. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED

($000's)
Property, plant and equipment	$ 222,391
Asset Retirement Obligation	(14,091)
$ 208,300

CONSIDERATION

Cash	$ 208,300
$ 208,300

5.

ACQUISITION OF NORTHEAST ALBERTA ASSETS

On March 23, 2005 PET entered into an agreement to acquire the Northeast Alberta Assets. The proposed transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED
($000's)
Property, plant and equipment	304,687
Asset Retirement Obligation	(14,687)
$ 290,000

CONSIDERATION

Cash	290,000
$ 290,000

The above represents Management's preliminary assessment of the net assets acquired. The allocation of the purchase price will be finalized after the fair values of the assets and liabilities have been definitively determined. Accordingly, the above allocation is subject to change.

6.

PRO FORMA COMBINED BALANCE SHEET

The unaudited pro forma combined balance sheet gives effect to the transactions and assumptions as if they had occurred at December 31, 2004:

(a)

Decrease in bank and other debt of $247,771,000 for the current offering.

(b)

Increase in Unitholders' capital as a result of the net proceeds of $151,771,000, net of financing costs of $300,000, and increase in convertible debentures as a result of the net proceeds of $96,000,000 from the current offering.

(c)

Increase in property, plant and equipment as a result of the allocation from the purchase price equation (see Note 4).

7.

PRO FORMA COMBINED STATEMENTS OF EARNINGS

The unaudited pro forma combined statements of earnings for the year ended December 31, 2004 give effect to the proposed transactions and assumptions as if they had taken place at January 1, 2004:

(a)

The operations of Cavell and the Athabasca Assets have been included in the statement of earnings of the Trust beginning July 16, 2004 and August 17, 2004, respectively. The operations of Cavell and the Athabasca Assets for the periods from April 1, 2004 to July 15, 2004 and August 16, 2004, respectively were as follows and have been adjusted to reflect the sale by the Trust of Southeast Saskatchewan oil properties acquired through the Cavell acquisition effective July 16, 2004:

	Cavell Energy Corp.	Athabasca Assets
	For the period from April 1, 2004 to July 15, 2004	For the period from April 1, 2004 to August 16, 2004

Revenue
Petroleum and Natural Gas	$ 14,078	$ 45,969
Royalties	(2,989)	(9,547)
	11,089	36,422

Expenses
Operating	2,556	4,667
Transportation Costs	692	2,771
Exploration Expenses	776	-
General and Administrative	571	-
Interest on Bank and Other Debt	237	-
Depletion, Depreciation and Accretion	4,070	-
	8,902	7,438
Earnings Before Income Taxes	2,187	28,984

Capital Taxes	52	-
Future Income Taxes	894	-
	946	-
Net Earnings	$ 1,241	$ 28,984

(b)

Calculation of depletion, depreciation and accretion on a combined basis incorporating the fair value of assets net of the sale of the Southeast Saskatchewan properties including the revenues, royalties and operating costs therefrom.

(c)

Expensing of costs of unproductive and abandoned wells, and surrendered leases as well as geological and geophysical costs of Cavell, the Athabasca Assets and the Northeast Alberta Assets pursuant to successful efforts accounting.

(d)

Increase in general and administrative expenses of $900,000 for the year ended December 31, 2004 to reflect the capitalization policy followed by the Trust.

(e)

Increase in interest expense as a result of the increase in bank debt due to the above noted transactions less the funds received from the current offering.

(f)

The calculation of earnings per Trust Unit is based on the weighted average Trust Units outstanding for the period and gives effect to the issuance of the 9,500,000 Trust Units expected to be issued pursuant to the current offering, as if all the Trust Units, as well as the 4,500,000 Trust Units issued in the May 2004 equity financing, the 6,931,633 Trust Units issued to Cavell shareholders pursuant to the Arrangement and the 7,795,547 Trust Units issued in the August 2004 financing had been issued at January 1, 2004.

Pro Forma Trust Units outstanding	Year ended December 31, 2004
Basic	73,992,749
Diluted	74,306,914

8. RECONCILIATION OF FINANCIAL STATEMENTS TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

These Pro Forma Statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in most respects, conform to accounting principles generally accepted in the United States ("US GAAP"). Significant differences between Canadian and US GAAP, as they apply to the Trust, are as follows:

Pro Forma Combined Statement of Earnings

($thousands except for per Trust Unit amounts)	Year ended December 31, 2004
Net earnings - Canadian GAAP, as reported	$ 21,074
US GAAP adjustments (b): Derivative financial instruments (b)	4,000
Net earnings - US GAAP	$ 25,074
Net earnings per Trust Unit before change in redemption value of Trust Units – US GAAP
Basic	$ 0.34
Diluted	$ 0.34
Net loss per Trust Unit – US GAAP
Basic	$ (7.77)
Diluted	$ (7.77)

Pro Forma Combined Balance Sheet

($thousands)	December 31, 2004
	Cdn GAAP	US GAAP
Accounts Payable (c)	$ (21,674)	$ (21,674)
Temporary Equity (d)	---	(1,069,427)
Deficit (d)	---	653,741
Equity adjustments (d)	16,172	---
Unitholders’ Capital (d)	(647,633)	---
Accumulated Earnings (d) (b)	(24,741)	---
Accumulated Distributions (d)	244,516	---

a)

Property, Plant and Equipment

Under both US and Canadian GAAP, property plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset should be recognized. Fair value is calculated as the present value of estimated future cash flows. In 2004 there were no differences between Canadian and US GAAP.

b)

Derivative Financial Instruments

Under US GAAP entities are required to account for derivative financial instruments in accordance with the Financial Accounting Standards Board (“FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.  Gains or losses, including unrealized amounts, on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with equal or lesser amounts of changes in the fair value of the hedge item. For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in earnings.  Any portion of the change in the fair value of the derivatives that is not effective in hedging the changes in future cash flows is included in earnings each period.

In 2003, the derivatives entered into by PET did not qualify as hedges for US GAAP purposes, therefore the reversal of the unrealized loss on derivatives at December 31, 2003 in the 2004 period is a difference between Canadian GAAP and US GAAP.

c) Impairment or Disposal of Long-lived Assets

In August 2001, the FASB issued Statement No. 144 “Accounting for the Impairment or Disposal of Long-lived assets” (“FAS 144”), which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 supersedes but retains the basic principle of Statement No. 121 for the impairment of assets to be held and used. Assets to be disposed of through abandonment or an exchange for similar productive assets will be classified as held for use until they cease to be used. FAS 144 established criteria that must be met in order to classify an asset or group as held for sale. Assets classified as held for sale will be measured at the lower of their carrying amount or fair value less cost to sell, and depreciation will cease when the asset or group is classified as held for sale. The changes resulting from the adoption of FAS 144 did not have any impact on the results of the impairment test as described in a) above.

FAS 144 broadens the definition of disposals to be presented as discontinued operations to include components of an entity that comprise operating cash flows that can clearly be distinguished, operationally and for financial reporting purposes from the rest of the entity. While FAS 144 may result in differences in future periods, it does not have any impact on these financial statements.

d)  Unitholders’ Equity

Unitholders’ equity consists primarily of trust units of PET (“Trust Units”). The Trust Units are redeemable at any time on demand by the holders, which is required for PET to retain its Canadian mutual trust fund status. The holders are entitled to receive a price per Trust Unit equal to the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the closing market price of the Trust Units on the redemption date.

Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. Changes in the redemption value from year to year are charged to accumulated earnings. All components of unitholders’ equity related to Trust Units are eliminated. For the year ended December 31, 2004 pro forma combined accumulated earnings were reduced by $600.2 million corresponding to the increase in the redemption value of the Pro Forma Trust Units for the period.

e)

Variable Interest Entities

In 2003, the FASB issued FIN 46 (Revised) “Consolidation of certain entities that are controlled through financial interest that indicated control (referred to as “Variable interests”)”.  Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of an entity’s assets or liabilities.  The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity.  Adopting the provisions of FIN 46 (Revised) had no impact on the US GAAP financial statements.

f) Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”). FAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because the financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. Adopting the provisions of FAS 150 had no impact on the US GAAP financial statements.

g)  Other Comprehensive Income

Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net earnings.

h)  Recent U.S. Accounting Pronouncements

In 2004, FASB issued FAS 153 “Exchange of Non-monetary Assets”.  This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”.  Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of the assets exchanged.  Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle.  FAS 153 eliminates APB Opinion 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchange of non-monetary assets that do not have commercial substance.  For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange.  The provisions of this statement are effective for non-monetary asset exchanges that occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively.  Earlier application is permitted for non-monetary asset exchanges that occur in fiscal periods beginning after the issue date of this statement.  The Trust is currently assessing the impact of this statement on the financial statements.

SCHEDULE "B'
SCHEDULE OF REVENUE AND EXPENSES

Schedule of Revenue and Expenses for the

DEVON PROPERTIES

Years ended December 31, 2004 and 2003

AUDITORS' REPORT

To the Board of Directors of Devon Canada Corporation

At the request of Devon Canada Corporation, we have audited the schedule of revenue and expenses for the properties referred to in the letter of intent dated March 2, 2005 between Paramount Operating Trust and Devon Canada Corporation for each of the years in the two-year period ended December 31, 2004. This financial information is the responsibility of Devon Canada Corporation. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the properties referred to in the letter of intent dated March 2, 2005 between Paramount Operating Trust and Devon Canada Corporation for each of the years in the two-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
March 18, 2005

DEVON PROPERTIES
Schedule of Revenue and Expenses for the Properties

	Years ended December 31,
	2004	2003
Revenue	$129,283,593	$147,470,912
Royalties	(27,349,874)	(31,913,489)
	101,933,719	115,557,423

Operating costs	22,399,743	22,208,302
	$79,533,976	$93,349,121

See accompanying notes to schedule of revenue and expenses for the Properties.

DEVON PROPERTIES
Notes to Schedule of Revenue and Expenses for the Properties

Years ended December 31, 2004 and 2003

1.

Basis of Presentation:

On March 2, 2005 Paramount Operating Trust agreed to enter into a purchase and sale agreement to acquire certain properties from Devon Canada Corporation.

The schedule of revenue and expenses for the properties includes the operations of the properties by Devon Canada Corporation. The schedule of revenue and expenses for the properties includes only amounts applicable to the working interest of Devon Canada Corporation.

The schedule of revenue and expenses for the properties does not include any provision for the depletion and depreciation, asset retirement, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the properties as these amounts are based on the consolidated operations of Devon Canada Corporation of which the properties formed only a part.

2.

Significant accounting policies:

(a)

Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b)

Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individul royalty agreements.

(c)

Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the properties.

3.

Reconciliation of financial statements to accounting principles generally accepted in the United States

The schedule of revenues and expenses has been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in most respects, conform to accounting principles generally accepted in the United States ("US GAAP"). There are no significant differences between Canadian and US GAAP that are applicable to the schedule of revenues and expenses.